UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___________)*

Turkcell Iletisim Hizmetleri AS

(Name of Issuer)

Ordinary Shares, nominal value TL 1,000 per share

(Title of Class of Securities)

900111105

(CUSIP Number)

July 13, 2000 (this constitutes a late filing)

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
SIGNATURES
EXHIBIT INDEX
JOINT FILING AGREEMENT

CUSIP No. 900111105

1		NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sonera Corporation I.R.S. Identification No.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	5	SOLE VOTING POWER

0

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		66,473,911,565(1)
OWNED BY
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH
0

	8	SHARED DISPOSITIVE POWER

66,473,911,565(1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,473,911,565(1)

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.30%(2)(3)

12		TYPE OF REPORTING PERSON

HC

(1)	In addition, Turkcell Holding A.S. (“Turkcell Holding”), of which Sonera Holding B.V. holds a 47.09% interest, holds 255,000,000,000 ordinary shares, nominal value TL 1,000 per share, of Turkcell Iletisim Hizmetleri A.S. (the “Company”) representing 51% of the Company’s current share capital.

(2)	Based on 500,000,000,000 ordinary shares, nominal value TL 1,000 per share, of the Company outstanding on December 31, 2001 as disclosed by the Company in its annual report on Form 20-F for the fiscal year ended December 31, 2001.

(3)	Excludes the ordinary shares of the Company held by Turkcell Holding.

CUSIP No. 900111105

1		NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sonera Holding B.V. I.R.S. Identification No.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	5	SOLE VOTING POWER

0

NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		66,473,911,565(1)
OWNED BY
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH
0

	8	SHARED DISPOSITIVE POWER

66,473,911,565(1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,473,911,565(1)

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.30%(2)(3)

12		TYPE OF REPORTING PERSON

CO

(1)	In addition, Turkcell Holding A.S. (“Turkcell Holding”), of which Sonera Holding B.V. holds a 47.09% interest, holds 255,000,000,000 ordinary shares, nominal value TL 1,000 per share, of Turkcell Iletisim Hizmetleri A.S. (the “Company”) representing 51% of the Company’s current share capital.

(2)	Based on 500,000,000,000 ordinary shares, nominal value TL 1,000 per share, of the Company outstanding on December 31, 2001 as disclosed by the Company in its annual report on Form 20-F for the fiscal year ended December 31, 2001.

(3)	Excludes the ordinary shares of the Company held by Turkcell Holding.

SCHEDULE 13G
Turkcell Iletisim Hizmetleri AS

Item 1(a)	Name of Issuer:

TURKCELL ILETISIM HIZMETLERI AS

Item 1(b)	Address of Issuer’s Principal Executive Offices:

TURKCELL PLAZA MESRUTIVET CADDESI NO 153 TEPEBASI ISTANBUL TURKEY W8 80050

Item 2(a)	Name of Persons Filing:

SONERA CORPORATION

SONERA HOLDING B.V.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

SONERA CORPORATION — TEOLLISUUSKATU 15, P.O. BOX 106, FIN-00051, HELSINKI, FINLAND

SONERA HOLDING B.V. — RIVIUM 1E STRAAT 9, 2909 LE CAPELLE AAN DEN IJSSEL, THE NETHERLANDS

Item 2(c)	Citizenship:

SONERA CORPORATION — FINLAND

SONERA HOLDING B.V. — THE NETHERLANDS

Item 3.	If this Statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership:

(a) Amount beneficially owned:

66,473,911,565 (1)

(b) Percent of class:

13.30% (2) (3)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 66,473,911,565 (1)

(iii) Sole power to dispose or to direct the disposition of : 0

(iv) Shared power to dispose or to direct the disposition of: 66,473,911,565 (1)

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of the Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

(1)	In addition, Turkcell Holding A.S. (“Turkcell Holding”), of which Sonera Holding B.V. holds a 47.09% interest, holds 255,000,000,000 ordinary shares, nominal value TL 1,000 per share, of Turkcell Iletisim Hizmetleri A.S. (the “Company”) representing 51% of the Company’s current share capital.

(2)	Based on 500,000,000,000 ordinary shares, nominal value TL 1,000 per share, of the Company outstanding on December 31, 2001 as disclosed by the Company in its annual report on Form 20-F for the fiscal year ended December 31, 2001.

(3)	Excludes the ordinary shares of the Company held by Turkcell Holding.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2002

SONERA CORPORATION

By:	/s/ KIM IGNATIUS
Name: Kim Ignatius Title: CFO

By:	/s/ MAIRE LAITINEN
Name: Maire Laitinen Title: Group General Counsel

SONERA HOLDING B.V.

By:	/s/ JAAP JOHAN VAN DER VLIES
Name: Jaap Johan van der Vlies Title: Managing Director

EXHIBIT INDEX

A.	Joint Filing Agreement between Sonera Corporation and Sonera Holding B.V.

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of Turkcell Iletisim Hizmetleri AS and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

December 19, 2002.

SONERA CORPORATION

By:	/s/ KIM IGNATIUS
Name: Kim Ignatius Title: CFO

By:	/s/ MAIRE LAITINEN
Name: Maire Laitinen Title: Group General Counsel

SONERA HOLDING B.V.

By:	/s/ JAAP JOHAN VAN DER VLIES
Name: Jaap Johan van der Vlies Title: Managing Director